

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

December 21, 2010

Anne Chwat, Esq.
General Counsel
Burger King Corporation
5505 Blue Lagoon Drive
Miami, Florida 33126

   **Re: Burger King Holdings, Inc.**
     **Form 10-K**
     **Filed August 26, 2010**
     **File No. 001-32875**

Dear Ms. Chwat:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,


         Justin Dobbie
         Special Counsel